FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

June 30, 2020

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2020 of Videotron Ltd.

QUARTERLY REPORT

2020 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2020 – June 30, 2020

August 12, 2020

VIDEOTRON LTD.

condensed consolidated financial statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(unaudited)

Condensed consolidated financial statements

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporation. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2020 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. On March 13 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. Since then, the Québec government has gradually announced the stages of its reopening plan, which extends over a period of several months. The health crisis curtailed the operations of many of Videotron’s business partners. Among other impacts, the COVID-19 virus and the measures to limit its spread have led to a significant reduction in volume at Videotron’s retail outlets and delays in client migration to our new Helix home entertainment and management platform. However, Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of our employees and the public. Videotron also took a number of important initiatives to make life easier for our customers, such as suspending data limits (overage charges) until June 30, 2020 on all residential and business Internet plans, providing additional services, and suspending temporarily certain fees. Furthermore, Videotron’s network has been able to handled the increase in traffic, since the beginning of the health crisis, demonstrating the soundness of its strategy of continuously adding capacity ahead of the curve. As long as the uncertainty regarding the full extent and duration of the COVID-19 pandemic persists, the Corporation’s executive management team are monitoring, on an ongoing basis, the impact of the health crisis on the Corporation’s operations, employees, customers and business partners, as well as on the population of Québec, and will take appropriate actions, as needed, until the health crisis abates and market conditions stabilize. As a major corporate citizen and the Québec leader in telecommunications, the Corporation will continue to play its role during this health crisis in order to ensure that the public continues to receive all the services it needs.

The impacts of the COVID-19 pandemic on the operating results of the Corporation’s business segments during the second quarter and the first semester of 2020 are analyzed in detail in this management discussion and analysis report. Given the uncertainty about the ultimate extent and duration of the pandemic, the full impact of the health crisis cannot be determined with certainty at this time. The COVID-19 pandemic could have a material impact on the short-and medium-term growth of the Corporation’s operating results and cash flows. Thus the growth recorded during the previous quarters, preceeding this health crisis, may not be representative of future growth.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media its 4Degrees Colocation Inc. (“4Degrees Colocation”) data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million (without any tax consequence), was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $35.5 million (without any tax consequence) was recorded as certain adjusting conditions were met. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows.

These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of the Corporation’s activities and in the analysis of its operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2020

•	During the second quarter of 2020, revenues grew by 1.8%, adjusted EBITDA grew by 3.1% as compared to the second quarter of 2019.

•	Significant increase in customer equipment sales ($22.5 million or 43.8%) and mobile telephony services revenues ($13.3 million or 9.1%).

•	The total average billing per unit (“ABPU”) was $49.57 during the second quarter of 2020, compared with $50.20 during the same quarter in 2019, a $0.63 (-1.3%) decrease. Mobile ABPU was $50.32 in the second quarter of 2020, compared with $52.56 in the same period last year, a $2.24 (-4.3%) decrease primarily due to the waiving of wireless roaming fees linked to the COVID-19 pandemic as well as the popularity of bring your own device (“BYOD”) plans.

•	Net increase of 16,700 revenue-generating units (“RGUs”) (0.3%) in the second quarter of 2020, including 35,100 subscriber connections (2.6%) to mobile telephony services and 17,200 subscribers (1.0%) to cable Internet access.

•	From March 13th to June 30th, 2020, Videotron suspended the data caps on all residential and business Internet plans of its customers in order to facilitate the implementation of effective telework measures within Québec organizations during the COVID-19 pandemic crisis. During this period, Videotron also waived roaming charges outside Canada as well as the Daily Traveler Pass fee.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
Adjusted EBITDA	$463.6	$449.8	$899.1	$872.8
Depreciation and amortization	(181.2)	(172.8)	(364.8)	(346.4)
Financial expenses	(50.9)	(49.1)	(109.3)	(98.0)
(Loss) gain on valuation and translation of financial instruments	(0.4)	-	0.5	(0.6)
Restructuring of operations and other items	(7.3)	(16.1)	(10.0)	(17.8)
Income taxes	(49.6)	(46.3)	(91.3)	(88.7)
Income from discontinued operations	35.5	-	35.5	115.9
Net income	$209.7	$165.5	$359.7	$437.2

Cash flows from operations

Cash flows from operations represent adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding acquisitions of spectrum licences). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and shares repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 2 and 3 provide a reconciliation of cash flows from operations to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 2

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
Adjusted EBITDA	$463.6	$449.8	$899.1	$872.8
Additions to property, plant and equipment [1]	(93.6)	(122.9)	(182.5)	(217.1)
Additions to intangible assets (excluding acquisitions of spectrum licences) [2]	(47.2)	(45.4)	(91.3)	(85.6)
Cash flows from operations	$322.8	$281.5	$625.3	$570.1

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:
Additions to property, plant and equipment	$(93.6)	$(122.9)	$(182.5)	$(217.1)
Net (decrease) increase in current accounts payable related to additions to property, plant and equipment	(11.1)	11.6	4.2	(26.7)
Cash flows used for additions to property, plant and equipment	$(104.7)	$(111.3)	$(178.3)	$(243.8)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
2 Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:
Additions to intangible assets (excluding acquisitions of spectrum licences)	$(47.2)	$(45.4)	$(91.3)	$(85.6)
Net increase (decrease) in current accounts payable related to additions to intangible assets	6.1	4.7	(44.9)	(3.7)
Acquisitions of spectrum licences	–	(255.8)	–	(255.8)
Cash flows used for additions to intangible assets	$(41.1)	$(296.5)	$(136.2)	$(345.1)

Table 3

Cash flows from operations and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
Cash flows from operations fromTable 2	$322.8	$281.5	$625.3	$570.1
Plus
Additions to property, plant and equipment	93.6	122.9	182.5	217.1
Additions to intangible assets (excluding acquisitions of spectrum licences)	47.2	45.4	91.3	85.6
	463.6	449.8	899.1	872.8
Plus (minus)
Cash portion of financial expenses	(49.4)	(47.9)	(106.3)	(95.6)
Cash portion related to restructuring of operations and other items	(7.3)	(0.8)	(10.0)	(1.2)
Current income taxes	(56.7)	(41.0)	(116.0)	(87.9)
Other	(1.7)	0.8	2.3	(0.4)
Net change in non-cash balances related to operating activities	86.3	(15.1)	85.0	(121.2)
Cash flows provided by continuing operating activities	$434.8	$345.8	$754.1	$566.5

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico over-the-top video (“Club illico”) services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS AND CASH FLOWS OF VIDEOTRON

2020/2019 Second Quarter comparison

Revenues: $869.1 million, a $15.7 million (1.8%) increase.

•	Revenues from the mobile telephony services increased $13.3 million (9.1%) to $159.7 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues as well as the waiving of wireless roaming fees linked to the COVID-19 pandemic.

•	Revenues from Internet access services decreased $2.6 million (-0.9%) to $276.1 million, due mainly to the suspension of data caps as part of the response to the COVID-19 pandemic, partially offset by an increase in the customer base.

•	Revenues from cable television services decreased $19.7 million (-8.0%) to $227.8 million, due primarily to the impact of a net decrease in the customer base and by a decrease in average per-subscriber revenues.

•	Revenues from cable telephony services increased $1.2 million (1.4%) to $86.9 million, mainly because of rate increases, partially offset by the impact of the net decrease in subscriber connections.

•	Revenues from customer equipment sales increased $22.5 million (43.8%) to $73.9 million, mainly due to the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•	Other revenues increased by $1.0 million (2.3%) to $44.7 million, mainly reflecting revenue increases for Club illico.

ABPU: The Corporation’s total ABPU was $49.57 in the second quarter of 2020, compared with $50.20 in the same quarter of 2019, a $0.63 (-1.3%) decrease. Mobile ABPU was $50.32 in the second quarter of 2020, compared with $52.56 in the same quarter of 2019, a $2.24 (-4.3%) decrease primarily due to the waiving of wireless roaming fees linked to the COVID-19 pandemic and the popularity of BYOD plans.

Customer statistics

RGUs – As of June 30, 2020, the total number of RGUs was 6,107,100 an increase of 16,700 (0.3%) in the second quarter of 2020, compared with a decrease of 12,500 in the same period last year. RGUs increased by 106,000 (1.8%) over the last twelve months (Table 4).

Mobile telephony – The number of subscriber connections to the mobile telephony services stood at 1,404,900 at June 30, 2020, an increase of 35,100 (2.6%) in the second quarter of 2020, compared with an increase of 38,300 in the same period last year. Mobile telephony lines increased by 173,000 (14.0%) over the last twelve months (Table 4).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,753,100 at the end of the second quarter of 2020, an increase of 17,200 (1.0%) in the quarter, compared with a decrease of 3,900 in the same quarter of 2019. Cable Internet access customers increased by 46,200 (2.7%) over the last twelve months (Table 4). As of June 30, 2020, the Corporation’s cable Internet access services had a household and business penetration rate of 59.0%, compared with 58.2% as of June 30, 2019 (number of subscribers as a proportion of the total 2,970,900 homes and businesses passed by the Corporation’s network as of June 30, 2020, up from 2,931,200 one year earlier).

Cable television – The number of subscribers to cable television services stood at 1,497,300 at the end of the second quarter of 2020, a decrease of 14,800 (-1.0%) in the quarter, compared with a decrease of 24,200 in the same period last year, and a year-over-year decrease of 61,100 (-3.9%) (Table 4). As of June 30, 2020, the cable television services had a household and business penetration rate of 50.4% compared with 53.2% a year earlier.

Cable telephony – The number of subscriber connections to the cable telephony services stood at 979,600 at the end of the second quarter of 2020, a decrease of 21,300 (-2.1%) in the quarter, compared with a decrease of 22,000 in the same quarter last year. Cable telephony lines decreased by 93,300 (-8.7%) over the last twelve months (Table 4). As of June 30, 2020, the cable telephony services had a household and business penetration rate of 33.0% compared with 36.6% a year earlier.

Club illico – The number of subscribers to Club illico stood at 472,200 as at the end of the second quarter of 2020, an increase of 500 (0.1%) in the quarter, compared with an decrease of 700 in the second quarter of 2019. Club illico customers increased by 41,200 (9,6%) over the last twelve months (Table 4).

Table 4

Quarter-end RGUs for the last eight quarters

(in thousands of customers)

	Jun. 20	Mar. 20	Dec. 19	Sept. 19	Jun. 19	Mar. 19	Dec. 18	Sept. 18
Mobile telephony	1,404.9	1,369.8	1,330.5	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7
Cable Internet	1,753.1	1,735.9	1,727.3	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5
Cable television	1,497.3	1,512.1	1,531.8	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7
Cable telephony	979.6	1,000.9	1,027.3	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1
Club illico	472.2	471.7	459.3	443.5	431.0	431.7	420.8	402.9
Total	6,107.1	6,090.4	6,076.2	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9

Adjusted EBITDA: $463.6 million in the second quarter of 2020, a $13.8 million (3.1%) increase due primarily to:

•	impact of the net revenue increase; and

•	decrease in operating expenses due to careful cost control during COVID-19 pandemic.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 46.7% in the second quarter of 2020, compared with 47.3% in the same period last year.

Depreciation and amortization charge: $181.2 million in the second quarter of 2020, a $8.4 million increase due primarily to amortization of investments made in our Helix platfom partially offset by decrease in spending related to the leasing of digital set-top boxes.

Financial expenses : $50.9 million in the second quarter of 2020, a $1.8 million increase due primarily to:

•	$3.9 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Partially offset by:

•	$1.1 million increase in gain on foreign currency translation of short-term monetary items;

•	$0.9 million favourable variance in interest revenues.

Loss on valuation and translation of financial instruments: $0.4 million loss in the second quarter of 2020, nil during the same period last year.

Charges for restructuring of operations and other items: $7.3 million in the second quarter of 2020, compared with $16.1 million during the same period last year.

•	In the second quarter of 2020, charges of $7.3 million were recorded relating to cost reduction initiatives.

•	In the second quarter of 2019, charges of $0.8 million were recorded relating to cost reduction initiatives and a $15.3 million charge relating to impairment of assets was also recorded.

Income tax expense: $49.6 million in the second quarter of 2020 (effective tax rate of 22.2%), compared with $46.3 million in the same quarter last year (effective tax rate of 21.8%), a $3.3 million unfavourable variance.

Net income attributable to the shareholder: $209.7 million in the second quarter of 2020, compared with $165.5 million in the same period last year, a $44.2 million increase due primarily to:

•	$35.5 million favourable variance in income from discontinued operations;

•	$13.8 million increase in adjusted EBITDA;

•	$8.8 million decrease in restructuring charges and other items.

Partially offset by:

•	$8.4 million increase in depreciation and amortization;

•	$3.3 million increase in income taxes;

•	$1.8 million increase in financial expenses.

Cash flows from operations: $322.8 million in the second quarter of 2020, a $41.3 million increase mainly due to delayed spending in capital expenditures, as a prudent measure considering potential impacts of the COVID-19 pandemic and to the increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $434.8 million in the second quarter of 2020, a $89.0 million increase due primarily to the favourable variance in net change in non-cash items related to operating activities.

2020/2019 Year-to-date comparison

Revenues: $1.74 billion, a $50.6 million (3.0%) increase mainly attributable to the factors mentioned in the analysis of 2020 second quarter results.

•	Revenues from mobile telephone services of $319.9 million, increase of $32.1 million (11.2%).

•	Revenues from Internet access services of $553.6, increase of $1.3 million (0.2%).

•	Revenues from cable television services of $460.9 million, decrease of $31.8 million (-6.5%).

•	Revenues from cable telephony services of $169.7 million, decrease of $3.3 million (-1.9%).

•	Revenues from customer equipment sales of $150 million, increase of $49.4 million (49.1%).

•	Other revenues of $89.7 million, increase of $2.9 million (3.3%).

ABPU: The Corporation’s total ABPU was $49.72 in the first six months of 2020, compared with $49.83 in the same period of 2019, a $0.11 (-0.2%) decrease. Mobile ABPU was $50.95 in the first six months of 2020, compared with $52.53 in the same period of 2019, a $1.58 (-3.0%) decrease primarily due to the waiving of wireless roaming fees linked to the COVID-19 pandemic and the popularity of BYOD plans.

Customer statistics

RGUs – Increase of 30,900 (0.5%) in the first semester of 2020, compared with an increase of 10,800 in the same period last year.

Mobile telephony – Increase of 74,400 lines (5.6%) in the first semester of 2020, compared with an increase of 78,100 in the same period in 2019.

Cable Internet access – Increase of 25,800 customers (1,5%) in the first semester of 2020, compared with an increase of 2,400 in the same semester of 2019.

Cable television – Decrease of 34,500 (-2.3%) in the first semester of 2020, compared with a decrease of 38,900 customers in the same period last year.

Cable telephony – Decrease of 47,700 lines (-4.6%) in the first six months of 2020, compared with a decrease of 41,000 in the same period in 2019.

Club illico – Increase of 12,900 subscribers (2.8%) in the first half of 2020, compared with an increase of 10,200 in the first half of 2019.

Adjusted EBITDA: $899.1 million in the first six months of 2020, a $26.3 million (3.0%) increase due primarily to:

•	impact of the net revenue increase.

Partially offset by:

•	increase in operating expenses, mainly due to higher costs of retail products as the popularity of our Helix plateform continues to grow, offset by rigourous management of other operating expenses despite certain costs related to the COVID-19 pandemic.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.4% in the first six months of 2020, compared with 48.5% in the same period last year.

Depreciation and amortization charge: $364.8 million in the first six months of 2020, a $18.4 million increase due primarily to amortization of investments made in our Helix platfom partially offset by decrease in spending related to the leasing of digital set-top boxes.

Financial expenses : $109.3 million in the first six months of 2020, a $11.3 million increase due mainly to:

•	$8.0 million increase in interest on long-term debt, mainly due to higher average indebtedness;

•	$4.2 million favourable variance in gain or loss on foreign currency translation of short-term monetary items.

Gain or loss on valuation and translation of financial instruments: $0.5 million gain in the first six months of 2020, compared with $0.6 million loss during the same period last year.

Charges for restructuring of operations and other items: $10.0 million in the first six months of 2020, compared with $17.8 million during the same period last year.

•	In the first six months of 2020, charges of $10.0 million were recorded relating to cost reduction initiatives.

•	In the first six months of 2020, charges of $1.2 million were recorded relating to cost reduction initiatives and a $16.6 million charge relating to impairment of assets was also recorded.

Income tax expense: $91.3 million in the first six months of 2020 (effective tax rate of 22.0%), compared with $88.7 million in the same period last year (effective tax rate of 21.6%), a $2.6 million unfavourable variance.

Net income attributable to the shareholder: $359.6 million in the first six months of 2020, compared with $437.2 million in the same period last year, a $77.6 million decrease due primarily to:

•	$80.4 million unfavourable variance in income from discontinued operations;

•	$18.4 million increase in depreciation and amortization;

•	$11.3 million increase in financial expenses.

Partially offset by:

•	$26.3 million increase in adjusted EBITDA;

•	$7.8 million decrease in restructuring charges and other items.

Cash flows from operations: $625.3 million in the first six months of 2020, a $55.2 million increase mainly due to delayed spending in capital expenditures, as a prudent measure considering potential impacts of the COVID-19 pandemic and by the decrese in investments in our rental program and to the increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $754.1 million in the first six months of 2020, a $187.6 million increase due primarily to the favourable variance in net change in non-cash items related to operating activities, partially offset by the increase in current income taxes.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheets date.

Operating activities

Second quarter 2020

Cash flows provided by continuing operating activities: $434.8 million in the second quarter of 2020, compared with $345.8 million in the same quarter of 2019.

The $89.0 million increase was primarily due to:

•	$101.4 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable, amounts receivable from and payable to affiliated corporations, and prepaid expenses;

•	$13.8 million increase in adjusted EBITDA.

Partially offset by:

•	$15.7 million increase in current income tax expense;

•	$6.5 million increase in restructuring of operation and other items.

Year-to-date

Cash flows provided by continuing operating activities: $754.1 million in the first six months of 2020, compared with $566.5 million in the same period of 2019.

The $187.6 million increase was primarily due to:

•	$206.2 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable, inventories and in accounts payable and accrued charges, contract assets and amounts receivable from and payable to affiliated corporations, partially offset by unfavourable variances in accounts receivable, and deferred revenues;

•	$26.3 million increase in adjusted EBITDA.

Partially offset by:

•	$28.1 million increase in current income tax expense;

•	$10.7 million increase in the cash portion of financial expenses;

•	$8.8 million increase in restructuring of operations and other items.

Working capital: Negative $276.9 million as of June 30, 2020, compared with negative $224.6 million as of December 31, 2019. The unfavourable variance was due primarily to unfavourable variance in income taxes payable and by a decrease in inventories, partially offset by decrease in accounts payable, accrued charges and provision and increase in accounts receivable.

Investing activities

Second quarter 2020

Cash flow used for additions to property, plant and equipment: $104.7 million in the second quarter of 2020, compared with $111.3 million in the same quarter of 2019. The $6.6 million decrease was due primarily to delayed investments during the COVID-19 pandemic of $29.3 million, partially offset by a unfavourable variance of $22.7 million in accounts payable.

Cash flow used for additions to intangible assets: $41.1 million in the second quarter of 2020, compared with $296.5 million in the same quarter of 2019. The $255.4 million decrease was due primarily to the acquisition of 10 blocks of low-frequency spectrum in the 600 MHz band for $255.8 million in the latest ISED Canada mobile spectrum auction in the second quarter of 2019.

Proceeds from disposal of assets: $0.3 million in the second quarter of 2020, compared with $0.1 million in the same quarter of 2019.

Business disposal: Nil in the second quarter of 2020, compared with $1.2 million in the same quarter of 2019.

Year- to-date

Cash flow used for additions to property, plant and equipment: $178.3 million in the first six months of 2020, compared with $243.8 million in the same period of 2019. The $65.5 million decrease from which $34.6 million was due primarily to delayed investments during the COVID-19 pandemic and a reduction of spending related to the leasing of digital set-top boxes, as well as $30.8 million net variation in payable.

Cash flow used for additions to intangible assets: $136.2 million in the first six months of 2020, compared with $345.1 million in the same period of 2019. The $208.9 million decrease is attributable to the same reasons as discussed in the analysis for the second quarter of 2020, partially offset by $41.1 million net increase in payables and $5.7 million in spending in our IT systems and platforms related to financial applications and billing systems.

Proceeds from disposal of assets: $1.8 million in the first six months of 2020, compared with $2.7 million in the same period of 2019.

Business disposal: Nil in the first six months of 2020, compared with $100.7 million in the same period of 2019 including $99.5 million in the first quarter of 2019, from the sale of the 4Degrees Colocation Inc. data centers operations.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $59.5 million increase during the first six months of 2020.

•	Summary of debt increases in the first six months of 2020:

o	$117.2 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

o	$11.4 million change in the fair value related to hedged interest rate risk;

o	$2.3 million net change in bank indebtedness.

•	Summary of debt decreases in the first six months of 2020:

o	$74.4 million net variation in drawings under the revolving credit facility.

Assets and liabilities related to derivative financial instruments: Net assets of $547.5 million as of June 30, 2020, compared with $388.8 million at December 31, 2019, a $158.7 million favourable variance. The variance was mainly due to the net favourable impact of exchange rate and interest rate fluctuations.

Dividends: Increase of $276.0 million in common dividends to the parent corporation in the first six months of 2020 compared with the same period of 2019.

Financial position

Net available liquidity: $1,475.2 million as of June 30, 2020 for the Corporation and its wholly owned subsidiaries, consisting of $1,484.6 million in unused revolving credit facility, less $9.4 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $4,306.8 million as of June 30, 2020, a $59.5 million increase; $158.7 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As at June 30, 2020, minimum principal payments on long-term debt in the coming years are as follows:

Table 5

Minimum principal payments on the Corporation’s long-term debt

Twelve-month periods ending June 30

(in millions of Canadian dollars)

2021	$–
2022	–
2023	1,086.1
2024	829.5
2025	400.0
2026 and thereafter	1,989.5
Total	$4,305.1

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.6 years as of June 30, 2020 (6.1 years as of December 31, 2019). After taking into account hedging instruments, as of June 30, 2020, the debt consisted of approximately 95.1% fixed rate debt (93.3% as of December 31, 2019) and 4.9% floating rate debt (6.7% as of December 31, 2019).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At June 30, 2020, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $354.0 million in common dividends to the parent corporation in the first six months of 2020 ($78.0 million in the same period of 2019). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz spectrum auction

On April 10, 2019, Videotron acquired 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario areas were acquired for $255.8 million.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the six-month period ended June 30, 2019 and for the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $120.0 million and $465.0 million respectively.

Analysis of consolidated balance sheets

Table 6

Consolidated balance sheets of the Corporation

Analysis of main variances between June 30, 2020 and December 31, 2019

(in millions of Canadian dollars)

	June 30, 2020	Dec.31, 2019	Difference	Main reasons for difference

Assets
Property, plant and equipment	2,993.8	3,100.1	(106.3)	Depreciation for the period, less additions to property, plant and equipment
Derivative financial instruments	547.5	388.8	158.7	See "Financing activities"

Liabilities

Accounts payable, accrued charges and provision	536.4	585.9	(49.5)	Impact of current variances in activity
Income taxes [1]	85.4	(13.7)	99.1	Current income taxes less current disbursement considering the deferral allowed by government
Long-term debt and bank indebtedness	4,306.8	4,247.3	59.5	See "Financing activities"

[1]	Current liabilities less current assets

ADDITIONAL INFORMATION

Contractual obligations

As of June 30, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 7 below shows a summary of these contractual obligations.

Table 7

Contractual obligations of the Corporation as of June 30, 2020

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more
Long-term debt [1,2]	$4,305.1	–	1,086.1	1,229.5	1,989.5
Interest payments on long-term debt [3]	1,076.6	151.4	383.0	275.5	266.7
Lease Liabilities	124.7	29.3	42.8	28.5	24.1
Interest payments on lease liabilities	18.7	5.4	7.3	3.6	2.4
Additions to property, plant and equipment and other commitments	596.3	596.3	–	–	–
Derivative financial instruments [4]	(449.0)	–	(286.6)	(152.3)	(10.1)
Total contractual obligations	$5,672.4	$782.4	$1,232.6	$1384.8	$2,272.6

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2020.

[4]	Estimated future receipts, net of disbursements, related to foreign exchange hedging of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2020, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations in the amount of $23.2 million ($28.1 million in the same quarter of 2019), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.0 million ($1.4 million in the second quarter of 2019). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2020, the Corporation and its subsidiaries incurred various expenses, including lease charges, from the parent and affiliated corporations in the amount of $50.6 million ($59.6 million in the same period of 2019), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $2.3 million ($2.9 million in the first six months of 2019). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $11.5 million with its parent corporation in the second quarter of 2020 ($12.2 million in the same quarter of 2019). During the first six months of 2020, Videotron incurred management fees of $24.0 million ($25.5 million in the first six months of 2019).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2020 and December 31, 2019 were as follows:

Table 8

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,305.1)	$(4,460.3)	$(4,262.3)	$(4,509.1)
Derivative financial instruments
Foreign exchange forward contracts	0.8	0.8	(2.2)	(2.2)
Cross-currency interest rate swaps	546.7	546.7	391.0	391.0

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains or losses on valuation and translation of financial instruments in the second quarter and the first six months of 2020 and 2019 are summarized in Table 9.

Table 9

Gain or loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Loss (gain) on the ineffective portion of fair value hedges	$0.4	$-	$(0.5)	$0.6
	$0.4	$-	$(0.5)	$0.6

A $18.4 million loss on cash flow hedges was recorded under “Other comprehensive (loss) income” in the second quarter of 2020 ($34.4 million gain in the second quarter of 2019). For the six months ended June 30, 2020, a gain of $29.6 million was recorded ($16.5 million gain in the corresponding period of 2019).

Contingencies and legal disputes

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Risk Factors Updates

The COVID-19 pandemic continues to evolve rapidly. The extent to which it may impact the Corporation’s business and activities is highly uncertain and cannot be predicted with precision, and will depend on future developments such as the spread of the virus, the duration of the outbreak, the risks associated with a possible second wave of the virus, its impact on consumer spending, labour shortages due to the virus, the resulting disruption in the supply chain and the effectiveness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of the COVID-19 pandemic include the suspension of business activities deemed non-essential, the promotion of social distancing, lockdown orders, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•	a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•	a decline in revenues as a result of services provided at no cost to customers, such as suspending data caps on residential and business Internet plans, suspending roaming charges, access fees for speciality television services and exclusive on-demand content;

•	customers downgrading or cancelling their services;

•	issues delivering the Corporation’s products and services, including delays in client migration to Videotron’s new Helix home entertainment and management platform;

•	lost revenue due to the significant economic challenges that small and medium sized business customers are facing;

•	uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers;

•	additional capital expenditures and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage;

•	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects;

•	the ability of certain suppliers and vendors to provide products and services to the Corporation;

•	the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic;

•	the negative impact on global credit and capital markets; and

•	the ability to access capital markets at a reasonable cost.

Any of these risks and uncertainties could have a material adverse impact on the business, prospects, results of operations and financial condition of the Corporation.

This update to the Corporation’s Risk Factors should be read in conjunction with “Item 3. Key Information – B. Risk Factors” in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to successfully continue developing its network and facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required to for developing Videotron’s network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its cable television, Internet access, mobile and cable telephony and Club illico services, and its ability to protect such services from piracy, unauthorised access or other security breaches;

•	labour disputes or strikes:

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various governments;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors” and under “Risk factors Update” of this Management and Discussion Analysis. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

videotron ltd.

consolidated statements of income

For the three-month and six-month periods ended June 30, 2020 and 2019
(in million of Canadian dollars)
(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2020	2019	2020	2019

Revenues
Internet		$276.1	$278.7	$553.6	$552.3
Cable television		227.8	247.5	460.9	492.7
Mobile telephony		159.7	146.4	319.9	287.8
Cable Telephony		86.9	85.7	169.7	173.0
Equipment sales		73.9	51.4	150.0	100.6
Other		44.7	43.7	89.7	86.8
		869.1	853.4	1,743.8	1,693.2

Employee costs	2	100.7	95.9	203.6	199.6
Purchase of goods and services	2	304.8	307.7	641.1	620.8
Depreciation and amortization		181.2	172.8	364.8	346.4
Financial expenses	3	50.9	49.1	109.3	98.0
Loss (gain) on valuation and translation of financial instruments		0.4	–	(0.5)	0.6
Restructuring of operations and other items	4	7.3	16.1	10.0	17.8
Income before income taxes		223.8	211.8	415.5	410.0

Income taxes (recovery)
Current		56.7	41.0	116.0	87.9
Deferred		(7.1)	5.3	(24.7)	0.8
		49.6	46.3	91.3	88.7
Income from continuing operations		174.2	165.5	324.2	321.3
Income from discontinued operations	12	35.5	–	35.5	115.9
Net income		$209.7	$165.5	$359.7	$437.2

Income from continuing operations attributable to
Shareholders		$174.2	$165.5	$324.1	$321.3
Non-controlling interests		–	–	0.1	–

Net income attributable to
Shareholders		$209.7	$165.5	$359.6	$437.2
Non-controlling interests		–	–	0.1	–

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

consolidated statements of comprehensive income

For the three-month and six-month periods ended June 30, 2020 and 2019
(in millions of Canadian dollars)
(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2020	2019	2020	2019

Income from continuing operations		$174.2	$165.5	$324.2	$321.3

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(18.4)	34.4	29.6	16.5
Deferred income taxes		5.4	(3.9)	(6.3)	1.1
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		(39.0)	–	(39.0)	–
Deferred income taxes		10.0	–	10.0	–
		(42.0)	30.5	(5.7)	17.6
Comprehensive income from continuing operations		132.2	196.0	318.5	338.9

Income from discontinued operations	12	35.5	–	35.5	115.9
Comprehensive income		$167.7	$196.0	$354.0	$454.8

Comprehensive income from continuing operations attributable to
Shareholders		$132.2	$196.0	$318.4	$338.9
Non-controlling interests		–	–	0.1	–

Comprehensive income attributable to
Shareholders		$167.7	$196.0	$353.9	$454.8
Non-controlling interests		–	–	0.1	–

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

consolidated statements of shareholders equity

For the three-month and six-month periods ended June 30, 2020 and 2019

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders
	Capital stock	Deficit	Accumulated other comprehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 7)		(note 9)

Balance as at December 31, 2018	$1,320.5	$(1,406.2)	$(62.0)	$0.4	$(147.3)
Net income	–	437.2	–	–	437.2
Other comprehensive income	–	–	17.6	–	17.6
Issuance of common shares	150.0	–	–	–	150.0
Reduction of paid-up capital	(120.0)	–	–	–	(120.0)
Dividends	–	(78.0)	–	–	(78.0)
Balance as at June 30, 2019	1,350.5	(1,047.0)	(44.4)	0.4	259.5
Net income	–	395.9	–	0.1	396.0
Other comprehensive income	–	–	(4.3)	–	(4.3)
Issuance of common shares	3.3	–		–	3.3
Reduction of paid-up capital	(345.0)	–	–	–	(345.0)
Dividends	–	(188.0)	–	–	(188.0)
Balance as at December 31, 2019	1,008.8	(839.1)	(48.7)	0.5	121.5
Net income	–	359.6	–	0.1	359.7
Other comprehensive income	–	–	(5.7)	–	(5.7)
Issuance of common shares	3.3	–	–	–	3.3
Dividends	–	(354.0)	–	(0.2)	(354.2)
Balance as at June 30, 2020	$1,012.1	$(833.5)	$(54.4)	$0.4	$124.6

See accompanying notes to consolidated financial statements.

videotron ltd.

consolidated statements of cash flows

For the three-month and six-month periods ended June 30, 2020 and 2019

(in millions of Canadian dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2020	2019	2020	2019

Cash flows related to operating activities
Income from continuing operations		$174.2	$165.5	$324.2	$321.3
Adjustments for:
Depreciation of property, plant and equipment		143.9	140.7	288.2	281.9
Amortization of intangible assets		29.4	23.9	60.4	48.3
Amortization of right-of-use assets		7.9	8.2	16.2	16.2
Loss (gain) on valuation and translation of financial instruments		0.4	–	(0.5)	0.6
Amortization of financing costs	3	1.5	1.2	3.0	2.4
Deferred income taxes		(7.1)	5.3	(24.7)	0.8
Other		(1.7)	16.1	2.3	16.2
		348.5	360.9	669.1	687.7
Net change in non-cash balances related to operating activities		86.3	(15.1)	85.0	(121.2)
Cash flows provided by continuing operating activities		434.8	345.8	754.1	566.5

Cash flows related to investing activities
Additions to property, plant and equipment		(104.7)	(111.3)	(178.3)	(243.8)
Additions to intangible assets		(41.1)	(296.5)	(136.2)	(345.1)
Business disposal	12	–	1.2	–	100.7
Proceeds from disposal of assets		0.3	0.1	1.8	2.7
Cash flows used in investing activities		(145.5)	(406.5)	(312.7)	(485.5)

Cash flows related to financing activities
Net change in bank indebtedness		8.5	(1.9)	2.3	(5.7)
Net change under revolving credit facility		(42.2)	196.4	(74.4)	(8.2)
Repayment of lease liabilities		(10.3)	(9.2)	(19.3)	(18.1)
Issuance of common shares	7	–	–	3.3	150.0
Reduction of paid-up capital	7	–	(75.0)	–	(120.0)
Dividends		(280.0)	(51.0)	(354.0)	(78.0)
Dividends paid to non-controlling interests		–	–	(0.2)	–
Cash flows (used in) provided by financing activities		(324.0)	59.3	(442.3)	(80.0)

Net change in cash and cash equivalents from continuing operating activities		$(34.7)	$(1.4)	$(0.9)	$1.0

videotron ltd.

consolidated statements of cash flows (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Net change in cash and cash equivalents from continuing operating activities	$(34.7)	$(1.4)	$(0.9)	$1.0

Cash flows provided by (used in) discontinued operations	–	1.6	–	(0.7)

Cash and cash equivalents at beginning of period	36.2	1.2	2.4	1.1
Cash and cash equivalents at end of period	$1.5	$1.4	$1.5	$1.4

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$0.4	$0.3	$0.4	$0.3
Cash equivalents	1.1	1.1	1.1	1.1
	$1.5	$1.4	$1.5	$1.4

Interest and taxes reflected as operating activities
Cash interest payments	$69.2	$55.3	$106.6	$95.0
Cash income tax payments (net of refunds)	(0.1)	39.1	17.5	173.4

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

consolidated balance sheets

For the three-month and six-month periods ended June 30, 2020 and 2019

(in millions of Canadian dollars)

(unaudited)

	Note	June 30, 2020	December 31, 2019

Assets

Currents assets
Cash and cash equivalents		$1.5	$2.4
Accounts receivable		357.9	341.3
Contract assets		156.3	160.4
Amounts receivable from affiliated corporations		7.7	13.7
Income taxes		–	13.7
Inventories		88.3	98.5
Other current assets		134.0	138.4
		745.7	768.4

Non-current assets
Investments		1,595.0	1,595.0
Property, plant and equipment		2,993.8	3,100.1
Intangible assets		1,360.9	1,336.7
Right-of-use assets		99.2	85.5
Goodwill		515.0	515.0
Derivative financial instruments	10	547.5	388.8
Promissory note to parent corporation	12	160.0	160.0
Other assets		122.3	121.2
		7,393.7	7,302.3
Total assets		$8,139.4	$8,070.7

videotron ltd.

consolidated balance sheets (continued)

or the three-month and six-month periods ended June 30, 2020 and 2019

(in millions of Canadian dollars)

(unaudited)

	Note	June 30, 2020	December 31, 2019

Liabilities and Equity

Current liabilities
Bank indebtedness		$9.4	$7.1
Accounts payable, accrued charges and provision		536.4	585.9
Amounts payable to affiliated corporations		60.1	66.5
Deferred revenue		302.0	304.1
Income taxes		85.4	–
Current portion of lease liabilities		29.3	29.4
		1,022.6	993.0

Non-current liabilities
Long-term debt	6	4,297.4	4,240.2
Subordinated loan from parent corporation		1,595.0	1,595.0
Long-term lease liabilities		95.4	84.8
Deferred income taxes		781.1	809.5
Other liabilities		223.3	226.7
		6,992.2	6,956.2

Equity
Capital stock	7	1,012.1	1,008.8
Deficit		(833.5)	(839.1)
Accumulated other comprehensive loss	9	(54.4)	(48.7)
Equity attributable to shareholders		124.2	121.0
Non-controlling interests		0.4	0.5
		124.6	121.5

Contingencies	11
Total liabilities and equity		$8,139.4	$8,070.7

See accompanying notes to condensed consolidated financial statements videotron ltd.

Notes to condensed consolidated financial statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers Internet access, television distribution, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. Since then, the Québec government has gradually announced the stage of its reopening plan, which will extend over a period of several months. This health crisis curtailed the operations of many of Videotron’s business partners and has led to a significant slowdown in some of Videotron’s operating activities. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at Videotron’s retail outlets and delays in client migration to our new Helix entertainment and home management platform. However, Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and of its employees. Given the uncertainty surrounding the evolution of the pandemic, the full impact of the crisis cannot be determined with certainty at this time.

1.	BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2019 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on August 5, 2020.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2020.

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Employee costs	$151.8	$151.9	$305.7	$305.9
Less employee costs capitalized to property, plant and equipment and intangible assets	(51.1)	(56.0)	(102.1)	(106.3)
	100.7	95.9	203.6	199.6
Purchase of goods and services
Royalties and rights	102.4	97.6	206.0	202.3
Cost of retail products	86.5	77.3	175.0	160.4
Subcontracting costs	29.3	22.2	62.3	45.8
Marketing and distribution expenses	8.6	12.9	22.4	25.6
Other	78.0	97.7	175.4	186.7
	304.8	307.7	641.1	620.8
	$405.5	$403.6	$844.7	$820.4

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Third parties:
Interest on long-term debt	$51.1	$47.2	$102.8	$94.8
Amortization of financing costs	1.5	1.2	3.0	2.4
Interest on net defined benefit liability	1.1	1.1	2.2	2.2
(Gain) loss on foreign currency translation on short-term monetary items	(1.7)	(0.6)	2.9	(1.3)
Interest on lease liabilities	0.9	1.3	2.1	2.4
Other	(0.1)	0.8	0.1	0.8
	52.8	51.0	113.1	101.3
Affiliated corporations:
Interest expense	37.8	37.8	75.6	75.2
Dividend income	(38.2)	(38.2)	(76.4)	(76.0)
Interest on lease liabilities	0.5	0.5	1.0	1.0
Interest income	(2.0)	(2.0)	(4.0)	(3.5)
	(1.9)	(1.9)	(3.8)	(3.3)
	$50.9	$49.1	$109.3	$98.0

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2020, charges of $7.3 million and $10.0 million were recorded in connection with cost reduction initiatives.

During the respective three-month and six-month periods ended June 30, 2019, charges of $0.8 million and $1.2 million were recorded relating to cost reduction initiatives and impairment of assets charges of $15.3 million and $16.6 million were also recorded.

5.	SPECTRUM LICENCES

On April 10, 2019, the Corporation acquired ten 600 MHz spectrum licenses covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

6.	LONG-TERM DEBT

Components of the long-term debt are as follows:

	June 30, 2020	December 31, 2019

Bank credit facilities	$14.9	$89.3
Senior Notes	4,290.2	4,173.0
Total long-term debt	4,305.1	4,262.3

Change in fair value related to hedged interest rate risk	20.5	9.1
Financing fees, net of amortization	(28.2)	(31.2)
	(7.7)	(22.1)
	4,297.4	4,240.2

As of June 30, 2020, the carrying value of long-term debt denominated in U.S. dollars, excluding financing fees, was $2,735.7 million ($2,607.1 million as of December 31, 2019) while the net fair value of related hedging derivative instruments were in an asset position of $546.7 million ($391.0 million as of December 31, 2019).

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2019	10,711,165	1,008.8
Issuance of common shares	3,406	3.3
Balance as of June 30, 2020	10,714,571	$1,012.1

Issuance of common shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the respective three-month and six-month periods ended June 30, 2019 and for the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $75.0 million, $120.0 million and $465.0 million respectively.

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the six-month period ended June 30, 2020:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2019, and June 30, 2020	1,033,900	$29.19
Vested options as of June 30, 2020	–	$–

Quebecor Media Inc.
As of December 31, 2019:	46,500	$65.69
Exercised	(12,750)	67.52
As of June 30, 2020	33,750	$65.00
Vested options as of of June 30, 2020	33,750	$65.00

During the three-month period ended June 30, 2020, no stock options of Quebecor Media Inc. were exercised (4,900 stock options for a cash consideration of $0.6 million in 2019). During the six-month period ended June 30, 2020, 12,750 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.8 million (18,250 stock options for a cash consideration of $1.0 million in 2019).

Deferred share units and performance share units plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based on Quebecor Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of the plans. As of June 30, 2020, 84,272 DSUs and no PSUs were outstanding under these plans. During the three-month period ended June 30, 2020, no cash consideration ($0.2 million in 2019) was paid upon PSU’s redemption. During the six-month period ended June 30, 2020, a cash consideration of $1.6 million ($1.7 million in 2019) was paid upon PSU’s redemption.

Stock-based compensation expense

For the three-month period ended June 30, 2020 a net consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.6 million (a net charge of $0.3 million in 2019). For the six-month period ended June 30, 2020, a net consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.2 million (a net charge of $3.2 million in 2019).

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges[1]	Defined benefit plans[2]	Total

Balance as of December 31, 2018	$(14.9)	$(47.1)	$(62.0)
Other comprehensive loss	(12.9)	–	(12.9)
Balance as of June 30, 2019	(27.8)	(47.1)	(74.9)
Other comprehensive income (loss)	60.8	(34.6)	26.2
Balance as of December 31, 2019	33.0	(81.7)	(48.7)
Other comprehensive income (loss)	23.3	(29.0)	(5.7)
Balance as of June 30, 2020	$56.3	$(110.7)	$(54.4)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 ¾-year period.

[2]	The re-measurement loss in the consolidated statements of comprehensive income for the six-month period ended June 30, 2020 is mainly due to a decrease of the discount rate since December 31, 2019.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments.

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,305.1)	$(4,460.3)	$(4,262.3)	$(4,509.1)
Derivative financial instruments
Foreign exchange forward contracts	0.8	0.8	(2.2)	(2.2)
Cross-currency interest rate swaps	546.7	546.7	391.0	391.0

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

11.	CONTIGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

12.	DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million (without any tax consequence), was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $35.5 million (without any tax consequence) was recorded as certain adjusting conditions were met.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier

Senior Vice President and Chief Financial Officer

Date: August 12, 2020